SEC FILE NUMBER 01-14771
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
MicroFinancial Incorporated

Full Name of Registrant
N/A

Former Name if Applicable
10-M Commerce Way

Address of Principal Executive Office (Street and Number)
Woburn, Massachusetts 01801

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

MicroFinancial Incorporated (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 by its prescribed due date for the following reasons: As part of a routine review by the Staff of the Securities and Exchange Commission of the Company’s periodic filings, in September 2005 the Company received a number of comments from the Staff. The Company believes it has resolved a number of those comments, but comments relating primarily to its historical method of calculating the residual value of its leased equipment and its allowance for credit losses have not yet been resolved by the prescribed due date of its Form 10-K. The Company is currently engaged in a discussion with the Staff regarding these matters. The Company believes that its methodologies for both the residual value calculation and credit loss allowances are appropriate, but it cannot at this time judge whether the Staff will agree or when, or how, such comments will be resolved. The Company currently plans to file its Form 10-K as soon as possible after the comments with the Staff are resolved.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James R. Jackson, Jr.	(781)	994-4800

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 9, 2006, the Company filed a Current Report on Form 8-K furnishing its preliminary earnings for the quarter and year ending December 31, 2005. Reference is made to that Form 8-K for details on the Company’s preliminary earnings announcement.

MicroFinancial Incorporated

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	By:	/s/ James R. Jackson, Jr.
James R. Jackson, Jr.
Chief Financial Officer